SECUR 06008144 OMMISSION 49

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RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRANITE FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12220 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO,	CALIFORNIA	92130-2091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*
ROBERT R. REDWITZ & CO., *An Accounting and Consulting Corporation*
(Name – if individual, state last, first middle name)

9404 GENESEE AVENUE, SUITE 220	LA JOLLA	CALIFORNIA	92037-1354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond
(Title) Chief Financial Officer

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

On this 28th day of February in the year 2006, before me, Donna Jackson a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison Diamond, ~~personally known to~~ me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(ies), and that ~~his~~/her/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Donna Jackson

Notary Public, State of California

My commission expires 12/05/08

(Seal)

DONNA JACKSON
Commission # 1532242
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2008

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Operations.
- ✓ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(ii).
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Granite Financial Group, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

INDEPENDENT AUDITORS' REPORT

To the Members
Granite Financial Group, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Granite Financial Group, LLC (the Company), as of December 31, 2005, and the related statements of operations and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in the schedule of details of financial condition is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 11 to the financial statements, the Company is respondent in arbitration proceedings stemming from the Company's alleged responsibility for trading operations of a former customer. The ultimate outcome of the arbitration cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result from this contingency has been made in the financial statements.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 26, 2006

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

910 E. Hamilton Avenue, Suite 120
Campbell, California 95008
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

Granite Financial Group, LLC

Statement of Financial Condition

December 31, 2005

ASSETS	
Current assets	
Cash and cash equivalents	$ 5,283,340
Receivable from clearing firm	704,073
Accounts receivable	26,909
Prepaid expenses and other current assets	143,864
Marketable securities held for investment	9,307
Employee loan receivable	208,033
Total current assets	6,375,526
Furniture, equipment, and improvements	
Computer equipment	284,344
Furniture and fixtures	182,106
Leasehold improvements	123,368
	589,818
Less accumulated depreciation and amortization	(227,838)
	361,980
Other assets	
Deposits	357,370
Prepaid taxes	9,592
	366,962
	$ 7,104,468
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities	
Accounts payable	$ 120,089
Accrued expenses	311,573
Marketable securities held short	301,950
Total current liabilities	733,612
CONTINGENCY (See Note 11)	
Members' equity	6,370,856
	$ 7,104,468

See Notes to Financial Statements.

Granite Financial Group, LLC

Statement of Operations

For The Year Ended December 31, 2005

REVENUES	
Gains on securities, net	$ 3,090,434
Commissions	1,714,528
Private placement income	632,900
Consulting income	120,380
Interest income	67,758
Other income	17,777
	5,643,777
EXPENSES	
Salaries, payroll taxes, and benefits	3,395,565
Clearing firm charges	820,445
Information services	263,891
Occupancy and office expense	403,922
Consulting	349,242
Other general and administrative expenses	796,801
Loss on disposition of fixed assets	24,095
Loss from disposed subsidiary	67,684
Regulatory fees and expenses	30,835
Margin interest expense	6,942
	6,159,422
Net income (loss)	$ (515,645)

See Notes to Financial Statements.

Granite Financial Group, LLC

Statement of Cash Flows

For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (515,645)
Adjustments to reconcile net loss to cash used by operating activities:	
Depreciation and amortization	106,716
Loss on disposition of fixed assets	24,095
Prepaid taxes	(9,592)
Effect of changes in:	
Receivable from clearing firm	(602,177)
Accounts receivable	112,838
Prepaid expenses and other current assets	42,145
Marketable securities	523,577
Deposits	(317,676)
Employee loans receivable	(190,533)
Accounts payable	(416,921)
Accrued expenses	(253,982)
Net cash used by operating activities	(1,497,155)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of furniture, equipment, and improvements	(67,334)
Acquisition of investments	496,713
Collection of loan receivable	2,500
Short position	301,950
Net cash provided by investing activities	733,829
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	5,000,000
Collection of stockholder receivables	15,237
Net cash provided by financing activities	5,015,237
Increase in cash and cash equivalents	4,251,911
CASH AND CASH EQUIVALENTS, beginning of year	1,031,429
CASH AND CASH EQUIVALENTS, end of year	$ 5,283,340

See Notes to Financial Statements.

Note 1 - Description of company and summary of significant accounting policies

Granite Financial Group, LLC, a Delaware entity (Series A and Series B, collectively the Company), was formed on September 22, 2005, from the conversion of Granite Financial Group, Inc., a California Corporation, and is registered as an Introducing Broker-Dealer with the National Association of Securities Dealers, Inc. (NASD), effective August 27, 1998. On September 15, 2005, the Company spun off its wholly owned subsidiary, Kinesis Partners, Inc. (Kinesis, formed June 25, 2004).

Granite's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales. Granite does not carry security accounts for customers or perform custodial functions relating to customer securities. Kinesis provided technology support and services to Granite Financial Group, Inc., and to other customers. For the year ended December 31, 2005, the Company recognized a loss of approximately $68,000 from the Kinesis operations.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include PIPE ("Private Investments in Public Equities") transactions, merger and advisory activity, and consulting and research. Fees for advisory services are recorded when earned and received. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be "cash equivalents". The Company maintains its cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash and cash equivalents balances totaled approximately $5,189,000. Management believes these accounts not to be at risk.

Marketable securities and investments are valued at market.

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts or loans is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and equipment are stated at cost. Depreciation is provided for by using the straight-line basis over the estimated useful lives of the assets, which are estimated to be three to seven years. Leasehold improvements are amortized to expense over the term of the lease. Depreciation and amortization expenses charged to operations for the year ended December 31, 2005, totaled $106,716.

Cash paid for interest on all Company debt was $6,942 for the year ended December 31, 2005.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company, as a registered broker-dealer, is required under the provisions of Securities Exchange Act of 1934 (the Act) Rule 15c3-1 to maintain the greater of a minimum net capital of at least $250,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2005, the Company's net capital was $5,574,766 and the Company's aggregate indebtedness was $431,662, or 8% of net capital.

Note 3 - Receivable from clearing firm

The amount receivable from the clearing firm at December 31, 2005, consists of the following:

Commissions receivable from ADP Clearing and Outsourcing Services (ADP)	$ 25,671
Cash/margin balances receivable from ADP	678,402
	$704,073

Note 4 - Marketable securities held for investment

Marketable securities held for investment consist of publicly traded corporate stocks, which are as follows at December 31, 2005:

Marketable Securities Equity Securities	Shares	Market Value
Investec DRIP Positions	265	$ 9,307

These securities are held for investment and are valued at market at December 31, 2005. Unrealized gains and losses resulting from increases or decreases in fair market value during the period the securities are held by the Company, along with realized gains and losses on securities sold during the year ending December 31, 2005, are reflected in the statement of income. The marketable securities held at December 31, 2005, have no restrictions or other arrangements or conditions, which limit their marketability.

Note 5 - Marketable securities held short

Marketable securities held short consist of publicly traded corporate stocks, which are as follows at December 31, 2005:

Marketable Securities	Shares	Market Value
OMNI Energy	(82,500)	($301,950)

Note 6 - Loan receivable - employee

The Company has granted a loan to one of its employees (also a Member) totaling $208,033 at December 31, 2005.

Note 7 - Income taxes

The financial statements do not include a provision for income taxes because the Company does not incur Federal or State income taxes. Instead, its earnings and losses are included in the Members' individual income tax returns.

The Company reports prepaid taxes as of December 31, 2005, totaling $9,592 related to the Corporation that pre-existed the Limited Liability Company.

Cash paid for income taxes for the Corporation totaled $4,960 for the year ended December 31, 2005.

Note 8 - Commitments

The Company leases office facilities in San Diego, California, under a non-cancelable operating lease agreement, which expires in 2008, with an option to extend the term for an additional five years. The current monthly rent is approximately $34,000 and is subject to scheduled escalations. The Company must also pay for its share of property taxes, insurance, repairs and maintenance, and common area expenses related to the facilities, under the terms of the agreement.

The Company has also entered into various non-cancelable operating lease agreements for office equipment and automobiles. As of December 31, 2005, aggregate monthly rent on these leases is approximately $2,562. The leases have expiration dates ranging from 2006 to 2007.

The total rent expense charged to operations under leases for the year ended December 31, 2005, was approximately $265,000 (net of month-to-month sublease income of approximately $141,000).

The total minimum lease commitments for all non-cancelable operating leases with terms of one year or more as of December 31, 2005, are as follows:

For The Years Ended December 31,	
2006	$ 436,363
2007	439,141
2008	326,631
	$ 1,202,135

The Company as a sub-lessor has entered into several sub-leases with several sub-tenants on a month-to-month or yearly basis, with options to renew. The total commitment receivable for 2006 under these leases is approximately $214,000.

The Company maintains a non-cancelable agreement with its trading software provider with an expiration date of October 2007. The future payments under this commitment are as follows:

For The Years Ended December 31,	
2006	$ 132,000
2007	110,000
	$ 242,000

Note 9 - Retirement plan

In 2001 the Company adopted a 401(K) Retirement Savings Plan. Employees are eligible to participate upon reaching twenty-one years of age and after completing six months of service. Participants may contribute up to $14,000 of their compensation, subject to statutory limitations. The Company may make discretionary matching contributions as well as discretionary profit sharing contributions to the Plan. For the year ended December 31, 2005, the Company did not make any discretionary contributions to the Plan.

Note 10 - Admission of a new member

On November 1, 2005, Headwaters Capital, LLC (Headwaters), was admitted as a member. In return for a contribution of $5,000,000 in cash, Headwaters received a 24.9% interest in Granite Financial Group, LLC, Series B.

Note 11 - Contingency

The Receiver of a former customer of the Company has filed a claim subject to arbitration stemming from the Company's alleged responsibility for the trading operations of its former customer. Management believes that the Company will prevail, and no adjustment has been made to the financial statements as a result of this contingency.

SUPPLEMENTARY INFORMATION

Granite Financial Group, LLC

Schedule I - Computation of Net Capital and Aggregate Indebtedness
December 31, 2005

Total ownership equity from statement of financial condition	$ 6,370,856
Total non-allowable assets	(750,797)
Net capital before haircuts on securities positions	5,620,059
Haircuts on securities:	
Trading and investment securities—other	(45,293)
Net capital	$ 5,574,766
Minimum net capital required (based on aggregate indebtedness)	$ 28,777
Minimum net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 5,324,766
Excess net capital at 1000%	$ 5,531,599
Total aggregate indebtedness	$ 431,662
Percentage of aggregate indebtedness to net capital	8%

Granite Financial Group, LLC

Schedule II - Exemptive Provision Under Rule 15c3-3k(2)(ii)
December 31, 2005

Granite Financial Group, LLC, has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from Information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(ii) because all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

ADP Clearing and Outsourcing Services SEC No. 8-23522 Product Code A

Granite Financial Group, LLC

Schedule III - Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2005

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2005	$ 5,574,766
Adjusted net capital	$ 5,574,766
Regulatory net capital, per audit	$ 5,574,766

Granite Financial Group, LLC
Schedule of Details of Financial Condition
December 31, 2005

	Series A	Series B	Total
ASSETS			
Current assets			
Cash and cash equivalents	$ 332,830	$ 4,950,510	$ 5,283,340
Receivable from clearing firm	704,073		704,073
Accounts receivable	26,909		26,909
Prepaid expenses	143,864		143,864
Marketable securities for investment	9,307		9,307
Employee loan receivable	208,033		208,033
Total current assets	1,425,016	4,950,510	6,375,526
Furniture, equipment, improvements			
Computer equipment	284,344		284,344
Furniture and fixtures	182,106		182,106
Leasehold improvements	123,368		123,368
	589,818		589,818
Less accumulated depreciation	(227,838)		(227,838)
	361,980		361,980
Other assets			
Deposits	357,370		357,370
Prepaid taxes	9,592		9,592
	366,962		366,962
	$ 2,153,958	$ 4,950,510	$ 7,104,468
LIABILITIES AND MEMBERS' EQUITY			
Current liabilities			
Accounts payable	$ 120,089		$ 120,089
Accrued expenses	311,573		311,573
Marketable securities held short	301,950		301,950
Total current liabilities	733,612		733,612
Members' equity	1,420,346	$ 4,950,510	6,370,856
	$ 2,153,958	$ 4,950,510	$ 7,104,468

Granite Financial Group, LLC

Certified Public Accountants' Supplementary Report

On Internal Control

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Granite Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements and supplementary information of Granite Financial Group, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

38 Discovery, Suite 250
Irvine, California 92618
(949) 753-1514 • (800) 576-1514
(949) 753-1535 fax

910 E. Hamilton Avenue, Suite 120
Campbell, California 95008
(408) 377-3441 • (877) 726-3441
(408) 377-5834 fax

9404 Genesee Avenue, Suite 220
La Jolla, California 92037
(858) 455-9000 • (800) 576-1514
(858) 455-8279 fax

To the Members
Granite Financial Group, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Granite Financial Group, LLC, to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert R. Redwitz & Co.

ROBERT R. REDWITZ & CO.
An Accounting and Consulting Corporation

La Jolla, California
February 26, 2006